[International Paper Letterhead]

September 30, 2016

VIA EDGAR

Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	International Paper Company
Form 8-K Dated July 28, 2016
Filed July 28, 2016
File No. 001-03157

Dear Mr. Skinner:

This letter sets forth the responses of International Paper Company (the “Company”) to the comments contained in your letter, dated September 22, 2016, relating to the Company’s Form 8-K dated July 28, 2016, SEC File Number 001-03157, filed by the Company on July 28, 2016. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold/italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

International Paper Reports Second Quarter 2016 Earnings

Strong Overall Results Driven by Solid Execution Across the Businesses

1.	We note that you describe second quarter 2016 earnings as “strong overall results” in the headline caption and this appears to refer solely to your non-GAAP results. In future earnings releases, please include an equally prominent descriptive characterization of the comparable GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. In addition, consider whether the term “overall” is appropriate to describe results that exclude significant expenses.

In future filings, the Company will provide an equally prominent descriptive characterization of its comparable GAAP results when appropriate given the descriptive characterization of its non-GAAP results. Furthermore, in future filings, the Company will not use the term “overall” to describe results that exclude significant expenses.

Mr. Brad Skinner	September 30, 2016

2.	Please revise your reconciliation for operating earnings to begin with the GAAP measure in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. In addition, clearly identify operating earnings as a non-GAAP measure.

In future earnings releases, the Company will clearly identify operating earnings as a non-GAAP measure and will revise its reconciliation for operating earnings to begin with the most directly comparable GAAP measure, which is Net Earnings (Loss) Attributable to International Paper Company.

Reconciliation of Free Cash Flow

3.	In your next earnings release, please provide a substantive and concise discussion of how free cash flow is useful to investors. Please provide us with your proposed changes in your response letter.

The Company will revise its disclosure in future filings to provide a substantive and concise discussion of how free cash flow is useful to investors. Below is an example of how the Company expects the discussion regarding free cash flow would read in future filings:

Free cash flow is a non-GAAP measure and the most directly comparable GAAP measure is cash provided by operations. Management believes that free cash flow is useful to investors as a liquidity measure because it measures the amount of cash generated that is available, after reinvesting in the business, to maintain a strong balance sheet, pay dividends, repurchase stock, service debt and make investments for future growth. It should not be inferred that the entire free cash flow amount is available for discretionary expenditures. By adjusting for certain items that are not indicative of the Company’s ongoing performance, free cash flow also enables investors to perform meaningful comparisons between past and present periods.

* * * * *

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to its filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brad Skinner	September 30, 2016

If you have any questions regarding this letter, please do not hesitate to call me at (901) 419-4529.

Sincerely,

/s/ Carol L. Roberts

Carol L. Roberts

Senior Vice President and Chief Financial Officer

cc:	Mark S. Sutton
Sharon R. Ryan
Vincent P. Bonnot
Jay P. Royalty
Deon Vaughan

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